  Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations
Rules 4.7.3 and 4.10.31
Appendix 4G
Key to Disclosures
Corporate Governance Council Principles and Recommendations
Introduced 01/07/14 Amended 02/11/15
Name of entity
Mission NewEnergy Ltd
ABN / ARBN	Financial year ended:
63117065719	30 June 2017

Our corporate governance statement2 for the above period above can be found at:3
X	These pages of our annual report: Pages 63 to 71
☐	This URL on our website:
The Corporate Governance Statement is accurate and up to date as at 27 October 2017 and has been approved by the board.
The annexure includes a key to where our corporate governance disclosures can be located.
Date: 27 October 2017
Name of Director or Secretary authorising lodgement: Guy Burnett

1 Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

2 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

3 Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

+ See chapter 19 for defined terms
2 November 2015  Page 1

  Appendix 4G
  Key to Disclosures Corporate Governance Council Principles and Recommendations
ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …4
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.
… the fact that we follow this recommendation:
X in our Corporate Governance Statement OR
☐ at [insert location]
… and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):
☐ at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2
A listed entity should:
(a) undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and
(b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.
		… the fact that we follow this recommendation: X in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR X at www.misisonnewenergy.com	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR X at www.misisonnewenergy.com	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.5
A listed entity should:
(a) have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;
(b) disclose that policy or a summary of it; and
(c) disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:
(1) the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or
(2) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

… the fact that we have a diversity policy that complies with paragraph (a):
X  in our Corporate Governance Statement OR
☐  at [insert location]
… and a copy of our diversity policy or a summary of it:
X  at www.missionnewenergy.com
… and the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them:
X  in our Corporate Governance Statement OR
☐  at [insert location]
… and the information referred to in paragraphs (c)(1) or (2):
X  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6
A listed entity should:
(a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and
(b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):
X  in our Corporate Governance Statement OR
☐  at [insert location]
… and the information referred to in paragraph (b):
X  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.7
A listed entity should:
(a) have and disclose a process for periodically evaluating the performance of its senior executives; and
(b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):
X  in our Corporate Governance Statement OR
☐  at [insert location]
… and the information referred to in paragraph (b):
X  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
PRINCIPLE 2 - STRUCTURE THE BOARD TO ADD VALUE
2.1
The board of a listed entity should:
(a) have a nomination committee which:
(1) has at least three members, a majority of whom are independent directors; and
(2) is chaired by an independent director,
and disclose:
(3) the charter of the committee;
(4) the members of the committee; and
(5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

[If the entity complies with paragraph (a):]
… the fact that we have a nomination committee that complies with paragraphs (1) and (2):
X  in our Corporate Governance Statement OR
☐  at [insert location]
… and a copy of the charter of the committee:
X  at www.missionnewenergy.com
… and the information referred to in paragraphs (4) and (5):
☐  in our Corporate Governance Statement OR
X  at Directors Report
[If the entity complies with paragraph (b):]
… the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively:
☐  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	… our board skills matrix: X in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.3
A listed entity should disclose:
(a) the names of the directors considered by the board to be independent directors;
(b) if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and
(c) the length of service of each director.

… the names of the directors considered by the board to be independent directors:
☐  in our Corporate Governance Statement OR
X  at Directors Report
… and, where applicable, the information referred to in paragraph (b):
☐  in our Corporate Governance Statement OR
X  at Directors Report
… and the length of service of each director:
☐  in our Corporate Governance Statement OR
X  at Directors Report
☐ an explanation why that is so in our Corporate Governance Statement
2.4	A majority of the board of a listed entity should be independent directors.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	X an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	X an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6
A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.
		… the fact that we follow this recommendation: X in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY
3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	… our code of conduct or a summary of it: ☐ in our Corporate Governance Statement OR X at www.missionnewenergy.com	☐ an explanation why that is so in our Corporate Governance Statement
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING
4.1
The board of a listed entity should:
(a) have an audit committee which:
(1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and
(2) is chaired by an independent director, who is not the chair of the board, and disclose:
(3) the charter of the committee;
(4) the relevant qualifications and experience of the members of the committee; and
(5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

[If the entity complies with paragraph (a):]
… the fact that we have an audit committee that complies with paragraphs (1) and (2):
X  in our Corporate Governance Statement OR
☐  at [insert location]
… and a copy of the charter of the committee:
X  at www.missionnewenergy.com
… and the information referred to in paragraphs (4) and (5):
☐  in our Corporate Governance Statement OR
X  at Directors Report
 [If the entity complies with paragraph (b):]
… the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner:
☐  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
4.2
The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.
		… the fact that we follow this recommendation: X in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR X at www.missionnewenergy.com
☐  an explanation why that is so in our Corporate Governance Statement OR
☐  we are an externally managed entity that does not hold an annual general meeting and this recommendation is therefore not applicable

PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	… our continuous disclosure compliance policy or a summary of it: X in our Corporate Governance Statement OR X at www.missionnewenergy.com	☐ an explanation why that is so in our Corporate Governance Statement
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	… information about us and our governance on our website: X at www.misisonnewenergy.com	☐ an explanation why that is so in our Corporate Governance Statement
6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	… the fact that we follow this recommendation: X in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement
6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	… our policies and processes for facilitating and encouraging participation at meetings of security holders: ☐ in our Corporate Governance Statement OR X at www.missionnewenergy.com
☐  an explanation why that is so in our Corporate Governance Statement OR
☐  we are an externally managed entity that does not hold periodic meetings of security holders and this recommendation is therefore not applicable

6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR X at www.missionnewenergy.com	☐ an explanation why that is so in our Corporate Governance Statement
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1
The board of a listed entity should:
(a) have a committee or committees to oversee risk, each of which:
(1) has at least three members, a majority of whom are independent directors; and
(2) is chaired by an independent director,
and disclose:
(3) the charter of the committee;
(4) the members of the committee; and
(5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

[If the entity complies with paragraph (a):]
… the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2):
X  in our Corporate Governance Statement OR
☐ at Directors Report
… and a copy of the charter of the committee:
X  at www.missionnewenergy.com
… and the information referred to in paragraphs (4) and (5):
☐  in our Corporate Governance Statement OR
X  at Directors Report
[If the entity complies with paragraph (b):]
… the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework:
☐  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
7.2
The board or a committee of the board should:
(a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and
(b) disclose, in relation to each reporting period, whether such a review has taken place.

… the fact that board or a committee of the board reviews the entity’s risk management framework at least annually to satisfy itself that it continues to be sound:
☐  in our Corporate Governance Statement OR
X at www.missionnewenergy.com
… and that such a review has taken place in the reporting period covered by this Appendix 4G:
X  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
7.3
A listed entity should disclose:
(a) if it has an internal audit function, how the function is structured and what role it performs; or
(b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

[If the entity complies with paragraph (a):]
… how our internal audit function is structured and what role it performs:
☐  in our Corporate Governance Statement OR
☐  at [insert location]
[If the entity complies with paragraph (b):]
… the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:
X  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.
… whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:
X  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1
The board of a listed entity should:
(a) have a remuneration committee which:
(1) has at least three members, a majority of whom are independent directors; and
(2) is chaired by an independent director,
and disclose:
(3) the charter of the committee;
(4) the members of the committee; and
(5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

[If the entity complies with paragraph (a):]
… the fact that we have a remuneration committee that complies with paragraphs (1) and (2):
X  in our Corporate Governance Statement OR
☐  at [insert location]
… and a copy of the charter of the committee:
X  at www.missionnewenergy.com
… and the information referred to in paragraphs (4) and (5):
☐  in our Corporate Governance Statement OR
X  at Directors Report
[If the entity complies with paragraph (b):]
… the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive:
☐  in our Corporate Governance Statement OR
☐  at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.
… separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:
☐  in our Corporate Governance Statement OR
X  at Remuneration report in the Directors Report
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3
A listed entity which has an equity-based remuneration scheme should:
(a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and
(b) disclose that policy or a summary of it.
… our policy on this issue or a summary of it: ☐ in our Corporate Governance Statement OR ☐ at [insert location]
☐  an explanation why that is so in our Corporate Governance Statement OR
X  w e do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR
☐  we are an externally managed entity and this recommendation is therefore not applicable

ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES
-
Alternative to Recommendation 1.1 for externally managed listed entities:
The responsible entity of an externally managed listed entity should disclose:
(a) the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity;
(b) the role and responsibility of the board of the responsible entity for overseeing those arrangements.
		… the information referred to in paragraphs (a) and (b): ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement
-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	… the terms governing our remuneration as manager of the entity: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement

4 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.
+ See chapter 19 for defined terms
2 November 2015  Page [Insert Page Number]